                                                                                                                                                       Exhibit 12

UNITED TECHNOLOGIES CORPORATION
            AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Quarter Ended
	March 31,
In Millions of Dollars	2002	2001

Fixed Charges:
Interest expense	$99	$107
Interest capitalized	4	6
One-third of rents*	16	16

Total Fixed Charges	$119	$129

Earnings:
Income before income taxes and minority interests	$698	$670

Fixed charges per above	119	129
Less: interest capitalized	(4)	(6)
	115	123

Amortization of interest capitalized	1	5

Total Earnings	$814	$798

Ratio of Earnings to Fixed Charges	6.84	6.19

* Reasonable approximation of the interest factor.